As filed with the Securities and Exchange Commission on April 4, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Of

VIDESH SANCHAR NIGAM LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

REPUBLIC OF INDIA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy G. Massad, Esq. Cravath, Swaine & Moore, LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1) (2)	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, Face Value of 10 Rupees each, of Videsh Sanchar Nigam Limited	75,000,000 American Depositary Shares	$5.00	$3,750,000.00	$115.13

1

For the purpose of this table only, the term "unit" is defined as 100 American Depositary Shares.

2

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing the American Depositary Shares.

_______________________

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Articles number 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6, 8 and 24
(x) Limitation upon the liability of the depositary	Articles number 13 and 18

3. Fees and Charges	Article number 7

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Amendment No. 1 to Deposit Agreement (including the form of American Depositary Receipt) dated as of December 11, 2000, among Videsh Sanchar Nigam Limited, The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1(1).

a-2.

Deposit Agreement dated as of August 7, 2000, among Videsh Sanchar Nigam Limited, The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1(2).

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See a-1. and a-2. above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

f.

Powers of Attorney – Filed herewith as Exhibit 6.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 4,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Face Value 10 Rupees each, of Videsh Sanchar Nigam Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ Marianne Erlandsen

Name:  Marianne Erlandsen

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Videsh Sanchar Nigam Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Mumbai, Republic of India on 14th  Day of March, 2007.

Videsh Sanchar Nigam Limited

By:  /s/ Satish Ranade
Name:  Satish Ranade
Title:    Company Secretary & Chief

                      Legal Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on 14th  Day of March, 2007.

/s/ Satish Ranade* Name: Subodh Bhargava Chairman	/s/ Dave Ryan Name: Dave Ryan Chief Operating Officer, VSNL America Inc. (Authorized U.S. Representative)
/s/ Satish Ranade* Name: Ishaat Hussain Director	/s/ Narasimhan Srinath Name: Narasimhan Srinath Managing Director (Principal Executive Officer)
/s/ Satish Ranade* Name: Kishor Chaukar Director	/s/ Rajiv Dhar Name: Rajiv Dhar Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Satish Ranade* Name: Pankaj Agrawala Director
/s/ Satish Ranade* Name: Mukund Govind Rajan Director
/s/ Satish Ranade* Name: N. Parameswaran Director
/s/ Satish Ranade* Name: P.V. Kalyanasundaram Director
/s/ Satish Ranade* Name: V.R.S. Sampath Director
/s/ Satish Ranade* Name: Amal Ganguli Director
/s/ Satish Ranade* Name: Vinod Kumar Director

*By: /s/ Satish Ranade

Name:

Satish Ranade **

Attorney-in-Fact

**Satish Ranade is signing for Mr. Subodh Bhargava, Mr. Ishaat Hussain, Mr. Kishor Chaukar, Mr. Pankaj Agrawala, Dr. Mukund Govind Rajan, Mr. N. Parameswaran, Mr. P.V. Kalyanasundaram, Dr. V.R.S. Sampath, Mr. Amal Ganguli and Mr. Vinod Kumar pursuant to a power of attorney filed as Exhibit 6 to this Registration Statement.

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1(1)

Amendment No. 1 to Deposit Agreement (including the form of American Depositary Receipt) dated as of December 11, 2000, among Videsh Sanchar Nigam Limited, The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder.

1(2)

Deposit Agreement dated as of August 7, 2000, among Videsh Sanchar Nigam Limited, The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1(2).

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.
6	Powers of Attorney.